UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On November 3, 2006, Vermilion announced its unaudited interim operating and financial results for the period ended September 30, 2006.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: November 7, 2006.

Exhibit A

PRESS RELEASE - NOVEMBER 3, 2006
THIRD QUARTER RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2006

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended September 30, 2006.

Third Quarter Highlights:

Recorded third quarter 2006 Trust production of 28,411 boe/d compared to 25,452 boe/d in the second quarter of 2006. Vermilion completed the acquisition of approximately 3,900 boe/d of production during the second week of July, and will benefit from the full impact of the acquisition in the fourth quarter. Production from the Netherlands continued to be affected by seasonal curtailments which should not impact fourth quarter production.

Maintained stable distributions of $0.17 per month. Cash distributions represented 35% of funds generated from operations during the quarter and 39% on a year-to-date basis.

The value of Vermilion units fell 5% in the quarter compared to an 11% drop in the S&P/TSX Energy Trust Index. Vermilion’s drop was partially offset by a 1.5% return from distributions, resulting in a total loss during the quarter of 3.5%. The year-to-date total return through September 30, 2006 remained positive at 15.6%, placing Vermilion in the top quartile of its peer group, which includes the twenty largest conventional oil and gas trusts in Canada.

In France, the Trust participated in the drilling of a new well at Itteville in the Paris Basin and launched an aggressive well reactivation program on its newly acquired properties.

In Canada, Vermilion successfully completed four coalbed methane wells, three new Drayton Valley gas wells and one shallow gas well at Utikuma in the third quarter of 2006. Vermilion also participated in 11 additional wells drilled by third party operators in which Vermilion retained working interests ranging from 10% to 40%.

In Australia, the Trust successfully completed work on the Wandoo B-12 well in which over 14,000 b/d of water production was sealed off, while oil production from the well was increased by 150 b/d to approximately 500 b/d. Subsequent to the end of the quarter, both the Wandoo A and B platforms were shut down, permitting the expansion of the fluid handling capacity of the Wandoo B platform. Both facilities were returned to production within seven days and total fluid throughput capacity has increased by over 15%.

Vermilion’s net debt increased to $360 million in the quarter reflecting the France acquisition that was funded through existing credit facilities. The debt level at September 30, 2006 represented less than one times annualized third quarter cash flow.

Conference Call & Audio Webcast

Vermilion will discuss these results in a conference call to be held on Friday, November 3rd, 2006. The conference call will begin at 9:00 AM MST (11:00 AM EST). To participate, you may call toll free 1-800-814-4857 or 1-416-644-3428 (Toronto area). You may also listen to the audio webcast by visiting http://www.vermilionenergy.com/irhome.html and clicking on Vermilion’s Q3 audio webcast under upcoming events.

The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21204658 followed by the number sign. The replay will be available until midnight eastern time on November 12, 2006.

HIGHLIGHTS
	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2006	2005 [2]	2006	2005 [2]
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenues	$167,301	$149,605	$462,350	$375,013
Funds from operations	93,482	77,355	252,944	189,372
Per unit, basic [1]	1.33	1.14	3.60	2.79
Capital expenditures	35,709	27,841	99,514	75,379
Acquisitions, including acquired working capital deficiency	178,232	-	190,035	94,967
Net debt			359,955	172,193
Reclamation fund contributions and abandonment expenditures	3,801	18,378	5,743	22,565
Cash distributions per unit	0.51	0.51	1.53	1.53
Cash distributions total	32,773	31,716	97,677	94,353
Less DRIP	4,007	4,609	12,680	10,808
Cash distributions net	28,766	27,107	84,997	83,545
% of cash flow distributed gross	35%	41%	39%	50%
% of cash flow distributed net	31%	35%	34%	44%
Total net distributions, capex, reclamation fund contributions and abandonment expenditures	$68,276	$73,326	$190,254	$181,489
% of cash flow	73%	95%	75%	96%
Trust units outstanding [1]
Basic			70,858,917	68,532,677
Diluted			74,296,459	72,785,052
Weighted average trust units outstanding [1]
Basic			70,228,281	67,809,501
Diluted			72,677,574	68,780,586
Unit trading
High			$36.59	$29.67
Low			$26.51	$19.67
Close			$32.85	$29.10
Operations
Production
Crude oil (bbls/d)	16,075	13,749	13,588	11,939
Natural gas liquids (bbls/d)	1,161	1,320	1,234	1,498
Natural gas (mcf/d)	67,047	69,543	71,324	67,395
Boe/d (6:1)	28,411	26,659	26,709	24,670
Average reference price
WTI ($US/bbl)	$70.48	$63.19	$68.22	$55.40
Brent ($US/bbl)	69.49	61.51	66.96	53.53
AECO ($CDN/mcf)	5.64	9.37	6.40	7.88
NIP 2004 Netherlands (Euro/GJ)	6.31	4.67	6.14	4.35
TAPIS Australia ($US/bbl)	72.50	64.40	70.30	59.41
Average selling price
Crude oil and NGL’s ($CDN/bbl)	77.65	69.97	77.33	64.90
Natural gas ($CDN/mcf)	7.16	8.41	7.68	7.63
Netbacks per boe (6:1)
Operations netback	44.45	37.56	43.70	33.68
Cash flow netback	35.74	31.54	34.70	28.12
Operating costs	10.03	7.56	9.32	7.89
General and administration	$2.12	$1.11	$1.70	$1.30
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
2 2005 results do not include Verenex Energy Inc.

The above table includes non-GAAP measurements, which may not be comparable to other companies. Please refer to page 5 of the MD&A.

PROPOSED TAX LEGISLATION

Vermilion is disappointed with the proposed changes to the Canadian government’s treatment of income trusts, but believes the Trust is well positioned to move forward under the new legislation if it proceeds. A high portion of Vermilion’s cash flow is generated in foreign jurisdictions on a tax paid basis. Once the draft legislation is available and Vermilion completes a full review and analysis of any impact that the legislation may have, we will report to our unitholders. The proposed legislation will only be applicable to Vermilion commencing in the year 2011.

EXECUTIVE UPDATE

Jeff Boyce, one of Vermilion’s co-founders, former President and CEO of Vermilion Resources Ltd. and long-time Board member has stepped down from Vermilion’s Board of Directors to avoid any potential conflict with his new role as Executive Chairman of Sound Energy Trust. For many years, Jeff was ‘the face of Vermilion’ as he built a strong institutional investor following that Vermilion still enjoys today. We have benefited from Jeff’s guidance on the Trust’s Board of Directors and have enjoyed his enthusiasm and quick wit for many years. The management, directors and employees of Vermilion Energy Trust would like to convey our sincerest appreciation for his efforts and wish him all the best in his future endeavours.

OUTLOOK

Vermilion’s strong third quarter results reflected strong oil prices and the impact of the acquisition of Esso Rep in France. The Trust expects further improvements to its production volumes in the fourth quarter, though weaker commodity prices may temper increases in financial results. Based on the current operating and price environment, Vermilion expects to achieve its forecast average production volumes of between 27,500 and 28,500 boe/d in 2006.

Vermilion’s development capital spending in 2006 is estimated at approximately $142 million and the Board of Directors has approved a 9% increase to $155 million for 2007. The projected distribution of capital spending in 2007 envisions 50% directed towards Canada, 32% for France, 11% in the Netherlands and 7% in Australia, though this may be re-balanced through the year depending on changes in commodity prices and project rankings. Based on this level of capital spending Vermilion anticipates producing between 29,500 and 30,500 boe/d in 2007, approximately 7% higher than 2006 levels.

In Canada, Vermilion successfully drilled the first three wells in its Drayton Valley tight gas development program and will continue with this effort over the coming winter. The coalbed methane (CBM) program experienced delays related primarily to the resolution of landowner issues, but is expected to get back on track in 2007. All existing wells should be tied-in before the end of the first quarter of 2007, though the timing of the next phase of drilling entailing 30 new wells will depend somewhat on North American natural gas prices. Following two years of decline, Vermilion’s production volumes in Canada stabilized in mid-2005 and are expected to grow in 2007.

France operations have been bustling with activity, as Vermilion is actively engaged in efforts to optimize the newly acquired properties while maintaining a stable flow from existing operations. The focus has been on the reactivation of shut-in wells and the repair and clean-up of existing injection wells. Vermilion is pleased with the initial results, recognizing that this will be an ongoing opportunity for the foreseeable future. During the fourth quarter Vermilion plans to re-enter and test the Conquillie #1 well which lies a few kilometres east of existing La Torche wells in the Paris Basin. Seismic indicates an extension of this basin to the south and east, and the Conquillie well could potentially confirm the expansion potential of this reservoir. The Conquillie well was originally drilled in 1985 and tested approximately 150 boe/d, but was never fractured or completed.

In 2007, Vermilion plans to continue its drilling program in the LaTorche field, expects to drill a new well in the Parentis field and will continue to execute a vigorous well workover program on its recently acquired properties. Recent geotechnical staff additions will also enable a renewed focus on the waterflood optimization and the study of tertiary oil recovery potential for Vermilion’s large oil fields at Parentis, Cazaux and Chaunoy, in France and Utikuma in Canada.

In the Netherlands, Vermilion’s submissions to drill new gas wells are continuing their move through the approval process and the Trust has included three infill wells and a step-out well in the 2007 budget providing all regulatory approvals are received. Planning towards the consolidation of surface processing facilities is ongoing and budgeted for 2007.

In Australia, Vermilion successfully completed Phase 1 of the expansion of its fluid handling facilities on the Wandoo B platform. Current throughput capacity is approximately 138,000 b/d an increase of 24,000 b/d. This will improve oil production by approximately 400 bopd. This expansion should alleviate some of the well cycling issues in the Wandoo field, enabling the start up of shut-in oil producers. Previously, at any point in time, four to five wells in this fifteen well pool were shut-in due to fluid handling limitations. The second phase of this expansion is scheduled for completion early in 2007. The Trust also began some of its planned well intervention work, significantly reducing the water inflow from one of the Wandoo wells and increased production by 150 bopd. Two well workovers are planned during the fourth quarter. The workovers will attempt to isolate existing production intervals and open up unswept portions of the reservoir. Up to five additional wells are scheduled for workover programs in 2007 depending on the success of these first two procedures.

Verenex Energy Inc. (VNX - TSX), in which Vermilion holds a 49% interest, commenced drilling its first exploration well in Libya on September 29, 2006 with an estimated time to drill, core and log the well of approximately 90 days. With an active capital program in Libya, Verenex has identified a growing number of exploration prospects, delineation opportunities and exploration leads based on a 3D seismic program completed in the first half of 2006. Additional 2D seismic acquisition and processing is ongoing and Verenex has approval to drill up to six wells in 2006-2007 depending upon results.

Discussions with potential partners for the Aquitaine Maritime prospect, offshore France, are ongoing. Currently Vermilion and Verenex each control 50% of this permit. Vermilion aims to conclude these discussions in the next few months.

Vermilion’s non-resident ownership levels at the end of the third quarter of 2006 remained unchanged at 32%. Vermilion’s non-resident ownership level can not exceed 50%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated October 24, 2006 of Vermilion’s operating and financial results for the three and nine months ended September 30, 2006 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements as at and for the periods ended September 30, 2006 and the Trust’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with accompanying notes, as contained in the Trust’s 2005 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow, cash flow per unit and funds from operations which represent cash flow from operating activities expressed before changes in non-cash working capital and are used by the Trust to analyze operating performance, leverage and liquidity. These terms do not have standardized meanings prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement as “funds from operations” and is reconciled to net earnings.

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Funds from operations	$93,482	$77,573	$252,944	$189,579
Changes in non-cash operating working capital	(32,371)	(19,501)	(39,279)	(52,812)
Asset retirement costs incurred	(559)	(498)	(1,363)	(645)
Cash from operations	$60,552	$57,574	$212,302	$136,122

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled seven wells in the quarter including four CBM wells (3.8 net) and three Drayton Valley tight gas wells (2.2 net) and participated in the drilling of 11 farm-out wells predominantly in the Drayton Valley region in which the Trust holds working interests ranging from 10% to 40%. As of September 30, 2006, most of these wells were standing gas wells waiting completion or tie-in.

In France, Vermilion participated in one well (0.2 net) in the Paris Basin at Itteville. Third quarter operations in France were highlighted by the onset of reactivation programs at Chaunoy in the Paris Basin and Cazaux in the Aquitaine Basin. Eight wells in the recently acquired properties were re-activated during the quarter. Vermilion’s historical workover activity will be augmented by workovers and recompletions on the new properties.

In the Netherlands, applications to drill wells at Harlingen and DeBlesse are in the final stages of the approval process. Vermilion continues to move forward in its plans to combine the Harlingen and Garjip gas processing facilities.

In Australia, activities centred around planning for the expansion of the surface facilities on the Wandoo B platform which was executed early in the fourth quarter. One well was fitted with a wireline set plug to shut-off water inflow from the ‘toe’ portion of this directional well. The work was successful, significantly reducing water flow and improving oil production by approximately 150 b/d.

Production
	Three Months Ended Sept 30, 2006					Nine Months Ended Sept 30, 2006
	Oil & NGLs	Natural Gas		Total		Oil & NGLs		Natural Gas		Total
	(bbls/d)	(mmcf/d	)	(boe/d	)	(bbls/d	)	(mmcf/d	)	(boe/d	)%
Vermilion Energy Trust
Canada	4,042	40.69		10,823		4,098		40.66		10,875	41
France	9,254	1.30		9,472		6,885		1.37		7,113	26
Netherlands	7	25.06		4,183		11		29.29		4,893	18
Australia	3,933	-		3,933		3,828		-		3,828	15
Total	17,236	67.05		28,411		14,822		71.32		26,709	100

Production
	Three Months Ended Sept 30, 2005					Nine Months Ended Sept 30, 2005
	Oil & NGLs	Natural Gas		Total		Oil & NGLs		Natural Gas		Total
	(bbls/d)	(mmcf/d	)	(boe/d	)	(bbls/d	)	(mmcf/d	)	(boe/d	)%
Vermilion Energy Trust
Canada	4,705	38.22		11,075		4,985		38.17		11,346	46
France	5,636	1.32		5,856		5,350		1.26		5,560	23
Netherlands	18	30.00		5,018		15		27.97		4,677	19
Australia*	4,710	-		4,710		3,087		-		3,087	12
Total	15,069	69.54		26,659		13,437		67.40		24,670	100
*Effective from April 1, 2005

Third quarter 2006 production in Canada averaged 4,042 bbls/d of oil and NGL’s and 40.7 mmcf/d of natural gas compared to 4,093 bbls/d of oil and NGL’s and 40.7 mmcf/d of natural gas in the second quarter of 2006. It is estimated that approximately 1,000 boe/d of production related to the CBM program is still behind pipe and is expected to be tied in over the balance of 2006 and early into 2007.

Production in France averaged 9,472 boe/d in the third quarter 2006 as compared to 6,006 boe/d in the second quarter of 2006 with the increase reflecting the impact of the previously announced acquisition which closed in July 2006. The full impact of the recent acquisition will be realized in the fourth quarter of 2006.

Production in the Netherlands averaged 4,183 boe/d during the third quarter 2006, down from 4,646 boe/d in the second quarter of 2006. Production was sharply curtailed in the last half of the quarter reflecting seasonally reduced rates-of-take in Vermilion’s gas sales contracts. Vermilion anticipates a production rebound in the fourth quarter as gas nominations reflect more closely the deliverability of the reservoir. During winter months, Vermilion must ensure the ability to deliver 110% of its gas nominations, and accordingly nominates slightly below the full capacity of its wells.

Australian production remained stable at 3,933 boe/d in the third quarter 2006 compared to 3,917 boe/d in the second quarter of 2006. The facility debottlenecking and well intervention activity is expected to improve volumes from Australia in the fourth quarter of 2006.

Overall, the Trust averaged 28,411 boe/d in the third quarter of 2006, 12% higher than the 25,452 boe/d produced in the second quarter of 2006. Vermilion anticipates a further volume increase in the fourth quarter of 2006, reflecting the full impact of the acquisition in France, stronger volumes from the Netherlands and some volume improvements in both Canada and Australia.

CAPITAL EXPENDITURES

Development capital spending for the third quarter of 2006 totalled $35.7 million compared to $27.7 million spent in the second quarter of 2006. Approximately half of these funds were allocated towards drilling, workovers and tie-ins. Vermilion also completed the acquisition of 100% of the shares in Esso Rep, a subsidiary of ExxonMobil Corp. Total development capital expenditures in 2006 are expected to be approximately $142 million.

($000’s)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Land	$1,181	$232	$1,952	$873
Seismic	634	5,470	1,404	6,994
Drilling and completion	7,771	7,660	37,689	35,439
Production equipment and facilities	19,563	7,727	41,756	15,729
Recompletions	3,933	8,692	8,082	16,444
Other	2,627	1,900	8,631	6,801
Development capital	35,709	31,681	99,514	82,280
Acquisitions	178,232	-	190,035	113,840
Total	$213,941	$31,681	$289,549	$196,120

FINANCIAL REVIEW

The Trust generated cash flow of $93.5 million ($1.33 per unit) in the third quarter of 2006, compared to $76.8 million ($1.10 per unit) in the second quarter of 2006 ($77.4 million, $1.14 per unit for the third quarter 2005). Third quarter cash flows were higher reflecting stronger oil prices and increased production, particularly in relation to the acquisition in France. After-tax cash flow netbacks rose by $2.57 to $35.74 ($31.54 for the third quarter 2005) as compared to second quarter 2006 netbacks, reflecting higher crude oil prices and an increased proportion of production from France. The Trust’s distributions in the third quarter totalled $32.8 million or $0.51 per unit for a payout ratio of 35% (31% after DRIP contributions) compared to 42% (38% after DRIP contributions) payout ratio reported in the second quarter of 2006. Development capital expenditures in the quarter totalled $35.7 million. The Trust’s net debt as of September 30, 2006 of $360.0 million represents less than 1.0 times third quarter cash flow annualized. Vermilion contributed a net $3.2 million to its reclamation fund during the third quarter, bringing the total funds set aside for reclamation purposes to $46.6 million at the end of the third period. Vermilion continues to be proactive in its approach to managing future asset retirement obligations.

Benchmark Prices
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
WTI ($US/bbl)	70.48	63.19	68.22	55.40
Brent ($US/bbl)	69.49	61.51	66.96	53.53
AECO ($CDN/mcf)	5.64	9.37	6.40	7.88
Foreign exchange rate ($US/$CDN)	0.89	0.83	0.88	0.82
NIP 2004 Netherlands (Euro/GJ)	6.31	4.67	6.14	4.35
TAPIS Australia ($US/bbl)	72.50	64.40	70.30	59.41

REVENUE

Total revenues were $462.3 million for the first nine months of 2006 ($167.3 million for the quarter) compared to $379.5 million for the first nine months of 2005 ($151.1 million for the quarter). Vermilion’s combined crude oil and NGL price was $77.33 per bbl for the first nine months of 2006 ($77.65 for the quarter), an increase of 19% over the $64.87 per bbl reported for the first nine months of 2005 ($69.96 per bbl for the quarter). The natural gas price realized in the first nine months of 2006 was $7.68 per mcf ($7.16 per mcf for the quarter) compared to $7.62 per mcf realized a year ago ($8.39 per mcf for the quarter), representing a negligible year-over-year increase on a period to date basis. In the following chart, “Derivative instruments” is the amortization of the fair value loss of Vermilion’s economic hedges in place as of January 1, 2004.

($000’s except per BOE and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Crude oil & NGL’s	$123,139	$97,092	$312,882	$238,341
Per boe	$77.65	$69.96	$77.33	$64.87
Natural gas	44,162	53,971	149,468	141,143
Per mcf	$7.16	$8.39	$7.68	$7.62
Combined	167,301	151,063	462,350	379,484
Derivative instruments	-	(1,186)	-	(3,532)
Petroleum and natural gas revenue	$167,301	$149,877	$462,350	$375,952

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial collars and puts in place at September 30, 2006:

Risk Management: Oil		Funded Cost	bbls/d	US$/bbl
Collars - WTI
Q3 2006		Costless	250	$60.10 - $80.00
Q4 2006		Costless	250	$61.20 - $80.00
Q4 2006	$	US0.14/bbl	500	$65.00 - $90.00
Q4 2006	$	US0.25/bbl	500	$63.70 - $90.00
Q1 2007		Costless	250	$58.00 - $83.85
Q1 2007	$	US0.11/bbl	250	$65.00 - $90.00
Q1 2007	$	US0.06/bbl	500	$70.00 - $90.00
Q2 2007	$	US0.50/bbl	500	$61.70 - $90.00
Puts
Mar-Dec	$	US1.00/bbl	1,000	$54.10
Apr-Sep	$	US0.75/bbl	250	$58.42
Q3 2006	$	US0.75/bbl	500	$55.10
Q4 2006	$	US0.86/bbl	500	$65.00
Collars - BRENT
2006	$	US1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	$	US1.00/bbl	250	$52.00 - $68.50
Q3 2006	$	US0.25/bbl	250	$58.00 - $72.10
Q3 2006	$	US0.25/bbl	250	$58.00 - $72.20
Q4 2006	$	US1.50/bbl	250	$53.00 - $69.80
Q3 2007	$	US0.88/bbl	500	$60.00 - $90.00
Q4 2007	$	US0.70/bbl	500	$60.00 - $89.00

Risk Management: Foreign Exchange	US$	CDN$/US$
Costless Collars
Q3 2006	$3.0 million/mo	1.1600 - 1.1800
Q3 2006	$2.5 million/mo	1.1600 - 1.1800
Q4 2006	$2.2 million/mo	1.1550 - 1.1800
Q4 2006	$2.0 million/mo	1.1550 - 1.1810

The impact of Vermilion’s economic hedging program reduced cash netbacks by $0.11 per boe on a combined basis for the nine month period ended September 30, 2006 compared to a hedging cost of $4.50 per boe for the first nine months of 2005. Oil hedging resulted in a $1.5 million cost through the third quarter of 2006 ($0.20 per boe) compared to a $30.5 million cost ($4.54 per boe) for the same period in 2005.

Gas hedging resulted in a $0.1 million gain for the period ($0.01 per boe) compared to no gain or loss for the same period in 2005. For the year-to-date period, the Trust recorded a net gain from its power hedges totalling $0.2 million ($0.02 per boe) compared to a gain of $0.1 million ($0.02 per boe) for the same period in 2005.

ROYALTIES

Total royalties, net of ARTC, increased to $9.22 per boe or 15% of sales in the first nine months of 2006 ($8.29 per boe, 13% for the quarter), compared with $9.03 per boe or 16% of sales in the first nine months 2005 ($10.37 per boe, 17% for the quarter). The increase on a per boe basis for the year to date period relates to an increase in crude oil prices. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For the third quarter of 2006, Vermilion’s capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

($000’s except per BOE and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Crude oil & NGL’s	$17,714	$18,466	$52,159	$43,740
Per boe	$11.17	$13.31	$12.89	$11.91
Natural gas	3,945	7,035	15,050	17,267
Per mcf	$0.64	$1.09	$0.77	$0.93
Combined	$21,659	$25,501	$67,209	$61,007
Per boe	$8.29	$10.37	$9.22	$9.03

OPERATING COSTS

Operating costs increased to $9.32 per boe in the first nine months of 2006 ($10.03 per boe for the quarter) from $7.86 per boe in the first nine months of 2005 ($7.54 per boe for the quarter). The increase in the dollar amount of operating costs over 2005 was due to the full period impact of higher cost assets in Australia. In Canada, significant activity levels in the industry combined with increased energy costs, have placed an upward pressure on costs. In addition, plant turnarounds completed during the quarter have contributed to this year over year increase in costs per boe. In France, operating costs have increased year over year due in part to the acquisition of Esso Rep which has historically experienced a greater operating cost per boe compared to the Trust’s existing France operations. It is expected that efficiencies will be realized over time, reducing Esso Rep’s operating cost per boe. In the Netherlands, operating costs are up due primarily to plant maintenance in the quarter and the impact of lower volumes resulting from the seasonally reduced rates-of-take.

($000’s except per BOE and per mcf)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Crude oil & NGL’s	$15,677	$10,293	$36,675	$27,243
Per boe	$9.89	$7.42	$9.06	$7.41
Natural gas	10,530	8,257	31,298	25,879
Per mcf	$1.71	$1.28	$1.61	$1.40
Combined	$26,207	$18,550	$67,973	$53,122
Per boe	$10.03	$7.54	$9.32	$7.86

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Transportation	$2,766	$2,013	$7,706	$7,126
Per boe	$1.06	$0.82	$1.06	$1.05

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses increased to $1.70 per boe in the first nine months of 2006 ($2.12 per boe for the quarter) from $1.45 per boe in the first nine months of 2005 ($1.16 per boe for the quarter). Total costs for the three and nine months ended September 30, 2006 have increased compared to the same periods of the prior year largely due to transition costs associated with the acquisition of Esso Rep.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
General and administration	$5,529	$2,859	$12,406	$9,800
Per boe	$2.12	$1.16	$1.70	$1.45

UNIT BASED COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.03 per boe was recorded in the first nine months of 2006 ($1.27 per boe for the quarter) compared to $1.56 per boe in the first nine months of 2005 ($1.41 per boe for the quarter). This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

Unit compensation expense associated with rights and awards granted is calculated using a fair value methodology and is deferred and recognized in earnings over the vesting period of the plans with a corresponding increase or decrease in contributed surplus. Consideration paid upon exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders’ capital.

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial assessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant. In the fourth quarter of 2005 it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan. The Trust has therefore completed a fair value estimate of the rights at the respective date of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Trust Unit Award Plan, which provides for cash payments based on the fair market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Awards granted in 2006 will vest over three years.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement. Expense associated with this unit based compensation plan is excluded from unit compensation expense on the statements of earnings and the table below.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
		(Restated)		(Restated	)
Unit compensation expense	$3,321	$3,466	$14,779	$10,512
Per boe	$1.27	$1.41	$2.03	$1.56

INTEREST EXPENSE

Interest expense increased to $1.37 per boe in the first nine months of 2006 ($1.65 per boe for the quarter) from $0.61 per boe for the corresponding period in 2005 ($0.78 per boe for the quarter) as a result of higher average debt levels stemming from the purchase of Esso Rep in the third quarter of 2006 and the Glacier acquisition in December 2005. Both of these transactions were fully financed using Vermilion’s credit facility.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Interest	$4,320	$1,907	$10,006	$4,103
Per boe	$1.65	$0.78	$1.37	$0.61

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $15.96 per boe in the first nine months of 2006 ($17.32 per boe for the quarter) from $12.88 per boe in the first nine months of 2005 ($13.02 per boe for the quarter). The increase reflects the Trust’s proven finding, development and acquisition costs combined with the increase in the asset retirement obligation associated with the Australia and Esso Rep acquisitions.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Depletion, depreciation and accretion	$45,276	$32,016	$116,378	$87,058
Per boe	$17.32	$13.02	$15.96	$12.88

TAXES

The Trust’s current tax provision has increased to $5.78 per boe in the first nine months of 2006 ($4.96 per boe for the quarter) from $3.51 per boe in the first nine months of 2005 ($3.95 per boe for the quarter) with the increase due primarily to the increase in commodity prices year over year and the resulting incremental tax liability in the Trust’s foreign operations. The tax liability in Australia was allocated to the purchase price for the period from January 1 to March 31, 2005 in accordance with the allocation of revenues and expenses related to the Australia assets for that same time period. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

On October 31, 2006, the Government of Canada proposed changes to the tax treatment of income trusts that would take effect in 2011. The Trust has not completed its assessment of the potential implications that these proposed changes may have.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Current and capital tax	$12,962	$9,720	$42,145	$23,711
Per boe	$4.96	$3.95	$5.78	$3.51

FOREIGN EXCHANGE

A foreign exchange gain of $0.01 per boe was recorded in the first nine months of 2006 ($0.43 per boe for the quarter) with a gain of $0.06 per boe in the first nine months of 2005 ($0.80 per boe loss for the quarter). The gain is mostly due to the impact of the appreciation of the Canadian dollar on foreign currency denominated liabilities.

($000’s except per BOE)
	Three Months Ended		Nine Months Ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Foreign exchange (gain)	$(1,142)	$1,971	$(53)	$(397)
Per boe	$(0.43)	$0.80	$(0.01)	$(0.06)

EARNINGS

Net earnings increased to $129.3 million or $2.03 per unit in the first nine months of 2006 ($48.1 million or $0.75 per unit for the quarter) from $108.7 million or $1.77 per unit in the first nine months of 2005 ($50.1 million or $0.81 per unit for the quarter). The increase in earnings is due mainly to the increased commodity prices realized in the period as well as the reduced loss on derivatives due to the expiration of a number of oil hedges at the end of 2005. In addition, as the Australia acquisition occurred on March 31, 2005, only six months of earnings are included in the comparative figure for the nine month period ended September 30, 2005. Further, the 2006 figures reflect almost three months of net earnings attributable to Esso Rep.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s debt (net of working capital) on September 30, 2006 was $360.0 million. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. The facility was amended in July 2006 and increased to $500 million as a result of the reserves purchased in France (see Acquisitions).

As at September 30, 2006, the Trust had cash and cash equivalents totalling $78.2 million.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries. Net contributions in the third quarter after accounting for current period abandonment costs totalled approximately $3.2 million. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France the Netherlands, and Australia and are occasionally supplemented with lump sum contributions. Contribution levels to the reclamation fund are reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At September 30, 2006, Vermilion had recorded an asset retirement obligation of $94.7 million for future abandonment and reclamation of its properties compared to $70.2 million at December 31, 2005. The increase is due to foreign exchange fluctuations, incremental drilling, accretion expense and the acquisition of Esso Rep.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the nine month period ended September 30, 2006 distributing a total of $97.7 million compared to $94.4 million for the same period in 2005. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 44 continuous months (includes October 2006) of distributions at this level. The Trust defines distributable income as funds from operations. For the first nine months of 2006, the Trust has paid out 34% of its distributable income (44% for the first nine months of 2005), net of the DRIP program. The Trust’s distribution reinvestment plan (“DRIP”) presents unitholders with an opportunity to reinvest distributions in Vermilion units. Registered unitholders participating in the DRIP receive Trust units equal to 105% of their distributions in cash based on a weighted average market price.

UNITHOLDERS’ EQUITY

During the nine months ended September 30, 2006 approximately 1.9 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit rights incentive plan, the vesting of trust unit award plan grants and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the same period by $29.6 million as a result of the issuance of those units and $8.1 million as a result of contributed surplus transfer on exercise of unit rights and the vesting of trust unit award plan grants. This increase in equity was offset by cash distributions of $97.7 million in the first nine months of 2006.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2006 and 2005 net income represents the net income attributable to the exchangeable shareholders for 2006 and 2005. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

As at September 30, 2006 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.44484 whereby 6.5 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

VERENEX ENERGY INC.

On December 15, 2005, the Trust’s equity interest in Verenex Energy Inc. (“Verenex”) was reduced to 49% from 53% and the Trust was no longer considered to control Verenex. Effective December 15, 2005 the Trust discontinued consolidating the financial results of Verenex and has since accounted for the investment using the equity basis of accounting. Comparative figures have not been restated.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates on projects in various stages of completion;
ii.	Revenues, royalties and operating costs are based on estimates for which revenue had not yet been received and costs had not yet been realized;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures; and
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2006.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures which are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Trust’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of December 31, 2005 and as of each of the current year interim periods through September 30, 2006, Vermilion’s officers have evaluated and concluded that the Trust’s disclosure controls and procedures were effective as of the end of each of those periods to provide reasonable assurance that information required to be disclosed in the Trust’s annual and interim filings (as such terms are defined under Multilateral Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Trust, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

NETBACKS (6:1)
							Three Months	Nine Months
	Three Months			Nine Months			Ended	Ended
	Ended September 30, 2006			Ended September 30, 2006			Sept 30/05	Sept 30/05
	Oil &	Natural		Oil &	Natural		(Restated)[1]	(Restated)[1]
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$75.89	$6.11	$51.33	$71.95	$7.13	$53.79	$63.33	$56.12
Realized hedging loss	1.01	(0.01)	0.34	0.36	0.02	0.21	(6.12)	(4.91)
Royalties (net)	(14.59)	(1.05)	(9.38)	(13.67)	(1.35)	(10.19)	(13.28)	(11.47)
Transportation	(0.40)	(0.17)	(0.78)	(0.22)	(0.17)	(0.72)	(0.52)	(0.61)
Lifting costs	(11.37)	(1.31)	(9.17)	(10.77)	(1.34)	(9.06)	(6.93)	(7.01)
Operating netback	$50.54	$3.57	$32.34	$47.65	$4.29	$34.03	$36.48	$32.12
France
Price	$72.68	$8.05	$72.12	$75.59	$7.77	$74.66	$66.81	$66.31
Realized hedging loss	(0.91)	-	(0.89)	(0.78)	-	(0.76)	(11.85)	(10.03)
Royalties (net)	(4.91)	(0.25)	(4.84)	(5.32)	(0.26)	(5.20)	(5.53)	(5.53)
Transportation	(2.34)	-	(2.28)	(2.96)	-	(2.87)	(2.70)	(3.42)
Lifting costs	(7.59)	(3.33)	(7.87)	(6.63)	(3.10)	(7.01)	(6.96)	(7.63)
Operating netback	$56.93	$4.47	$56.24	$59.90	$4.41	$58.82	$39.77	$39.70
Netherlands
Price	$74.90	$8.81	$52.89	$69.29	$8.42	$50.58	$40.69	$39.71
Lifting costs	-	(2.27)	(13.59)	-	(1.91)	(11.45)	(9.38)	(10.07)
Operating netback	$74.90	$6.54	$39.30	$69.29	$6.51	$39.13	$31.31	$29.64
Australia
Price	$91.16	$-	$91.16	$86.23	$-	$86.23	$72.64	$63.33
Royalties (net)	(22.39)	-	(22.39)	(25.71)	-	(25.71)	(20.75)	(20.27)
Transportation	-	-	-	-	-	-	(0.05)	(0.05)
Lifting costs	(13.78)	-	(13.78)	(11.65)	-	(11.65)	(7.87)	(8.27)
Operating netback	$54.99	$-	$54.99	$48.87	$-	$48.87	$43.97	$34.74
Total Trust
Price	$77.65	$7.16	$64.00	$77.33	$7.68	$63.41	$61.48	$56.21
Realized hedging loss	(0.25)	(0.01)	(0.17)	(0.27)	0.01	(0.11)	(5.14)	(4.52)
Royalties (net)	(11.17)	(0.64)	(8.29)	(12.89)	(0.77)	(9.22)	(10.40)	(9.06)
Transportation	(1.35)	(0.10)	(1.06)	(1.44)	(0.10)	(1.06)	(0.82)	(1.06)
Lifting costs	(9.89)	(1.71)	(10.03)	(9.06)	(1.61)	(9.32)	(7.56)	(7.89)
Operating netback	$54.99	$4.70	$44.45	$53.67	$5.21	$43.70	$37.56	$33.68
Verenex Energy Inc.
Price	$-	$-	$-	$-	$-	$-	$39.77	$37.76
Operating netback	$-	$-	$-	$-	$-	$-	$39.77	$37.76
Consolidated
Price	$77.65	$7.16	$64.00	$77.33	$7.68	$63.41	$61.42	$56.14
Realized hedging loss	(0.25)	(0.01)	(0.17)	(0.27)	0.01	(0.11)	(5.13)	(4.50)
Royalties (net)	(11.17)	(0.64)	(8.29)	(12.89)	(0.77)	(9.22)	(10.37)	(9.03)
Transportation	(1.35)	(0.10)	(1.06)	(1.44)	(0.10)	(1.06)	(0.82)	(1.05)
Lifting costs	(9.89)	(1.71)	(10.03)	(9.06)	(1.61)	(9.32)	(7.54)	(7.86)
Operating netback	$54.99	$4.70	$44.45	$53.67	$5.21	$43.70	$37.56	$33.70
General and administration			$(2.12)			$(1.70)	(1.16)	(1.45)
Interest			(1.65)			(1.37)	(0.78)	(0.61)
Foreign exchange			0.02			(0.15)	(0.13)	(0.09)
Current and capital taxes			(4.96)			(5.78)	(3.95)	(3.51)
Cash flow netback			$35.74			$34.70	$31.54	$28.04
Depletion, depreciation and accretion			(17.32)			(15.96)	(13.02)	(12.88)
Future income taxes			1.62			2.41	1.16	2.71
Foreign exchange			0.41			0.16	(0.67)	0.15
Non-controlling interest			-			-	0.05	0.19
Non-controlling interest - exchangeable shares			(1.67)			(1.60)	(1.80)	(1.44)
Equity in (loss) gain of affiliates			0.05			(0.01)	0.01	-
Unrealized loss of derivative instruments			0.81			0.07	4.52	0.86
Fair value of stock compensation			(1.27)			(2.03)	(1.41)	(1.56)
Earnings netback			$18.37			$17.74	$20.38	$16.07
The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.
1 See Note 7 of the unaudited consolidated financial statements for the three and nine month periods ended September 30, 2006 and 2005.

Consolidated Balance Sheets
($000’s unaudited)

	September 30,	December 31,
	2006	2005
ASSETS
Current
Cash and cash equivalents	$78,196	$42,777
Accounts receivable	119,152	75,639
Crude oil inventory	6,329	10,279
Fair value of derivative instruments (Note 9)	1,494	1,166
Prepaid expenses and other	10,161	9,387
	215,332	139,248
Long-term investment (Note 2)	19,035	19,096
Goodwill (Note 2)	19,840	19,840
Reclamation fund (Note 3)	46,578	42,198
Capital assets	1,161,644	891,357
	$1,462,429	$1,111,739

LIABILITIES
Current
Accounts payable and accrued liabilities	$133,070	$90,422
Distributions payable to unitholders	10,949	10,626
Income taxes payable	18,409	11,607
Fair value of derivative instruments (Note 9)	222	383
	162,650	113,038
Long-term debt (Note 4)	412,637	271,099
Asset retirement obligation (Note 3)	94,720	70,214
Future income taxes	209,116	160,475
	879,123	614,826
Non-controlling interest - exchangeable shares (Note 6)	49,139	38,760

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 5)	312,548	274,813
Contributed surplus (Note 5)	21,203	14,566
Accumulated earnings	645,833	516,514
Accumulated cash distributions	(445,417)	(347,740)
	534,167	458,153
	$1,462,429	$1,111,739

Consolidated Statements of Earnings and Accumulated Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2006	2005	2006	2005
		(Restated Note 7)		(Restated Note 7)
Revenue:
Petroleum and natural gas revenue	$167,301	$149,877	$462,350	$375,952
Royalties (net)	21,659	25,501	67,209	61,007
	145,642	124,376	395,141	314,945
Expenses:
Production	26,207	18,550	67,973	53,122
Transportation	2,766	2,013	7,706	7,126
Unit compensation (Note 7)	3,321	3,466	14,779	10,512
Loss (gain) on derivative instruments (Note 9)	(1,678)	317	346	21,096
Interest on long-term debt	4,320	1,907	10,006	4,103
General and administration (Note 7)	5,529	2,859	12,406	9,800
Foreign exchange loss (gain)	(1,142)	1,971	(53)	(397)
Depletion, depreciation and accretion	45,276	32,016	116,378	87,058
	84,599	63,099	229,541	192,420
Earnings before income taxes and other items	61,043	61,277	165,600	122,525
Income taxes (recovery):
Future	(4,228)	(2,847	(17,598)	(18,311)
Current and capital	12,962	9,720)	42,145	23,711
	8,734	6,873	24,547	5,400
Other items:
Non-controlling interest - exchangeable shares (Note 6)	4,369	4,429	11,673	9,727
Non-controlling interest (Note 2)	-	(130)	-	(1,282)
Equity in loss (gain) of affiliates (Note 2)	(141)	(13)	61	(13)
	4,228	4,286	11,734	8,432
Net earnings	48,081	50,118	129,319	108,693
Accumulated earnings, beginning of period	597,752	416,618	516,514	358,043
Accumulated earnings, end of period	$645,833	$466,736	$645,833	$466,736

Net earnings per trust unit (Note 8):
Basic	$0.75	$0.81	$2.03	$1.77
Diluted	$0.72	$0.79	$1.94	$1.72

Weighted average trust units outstanding (Note 8):
Basic	64,201,082	62,046,731	63,772,903	61,558,155
Diluted	73,121,167	69,309,656	72,677,574	68,780,586

Consolidated Statements of Cash Flows
($000’s unaudited)
		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
		2006	2005	2006	2005
			(Restated Note 7)		(Restated Note 7)
Cash and cash equivalents provided by (used in):
Operating
Net earnings		$48,081	$50,118	$129,319	$108,693
Items not affecting cash:
Depletion, depreciation and accretion		45,276	32,016	116,378	87,058
Amortization of deferred charges for derivative instruments (Note 9)		-	1,186	-	3,532
Unrealized (gain) on derivative instruments (Note 9)		(2,113)	(12,300)	(489)	(9,324)
Unit compensation		3,321	3,466	14,779	10,512
Equity in loss (gain) of affiliates		(141)	(13)	61	(13)
Unrealized foreign exchange loss (gain)		(1,083)	1,648	(1,179)	(1,013)
Non-controlling interest		-	(130)	-	(1,282)
Non-controlling interest - exchangeable shares		4,369	4,429	11,673	9,727
Future income taxes (recovery)		(4,228)	(2,847)	(17,598)	(18,311)
Funds from operations		93,482	77,573	252,944	189,579
Asset retirement costs incurred		(559)	(498)	(1,363)	(645)
Changes in non-cash operating working capital		(32,371)	(19,501)	(39,279)	(52,812)
		60,552	57,574	212,302	136,122
Investing
Drilling and development of petroleum and natural gas properties		(35,709)	(31,681)	(99,514)	(82,280)
Acquisitions of petroleum and natural gas properties (Note 2)		(8,787)	-	(20,590)	(90,318)
Long-term investment	-		-	-	(2,299)
Corporate acquisition, net of cash acquired (Note 2)		(124,604)	-	(124,604)	-
Contributions to reclamation fund (Note 3)		(3,242)	(17,880)	(4,380)	(21,920)
Changes in non-cash investing working capital		(6,704)	2,538	7,419	15,678
		(179,046)	(47,023)	(241,669)	(181,139)
Financing
Increase (decrease) in long-term debt		28,621	2,030	141,539	108,173
Cash received from shares issued by subsidiary		-	133	-	424
Issue of trust units for cash, net of issue costs (Note 5)		2,277	901	10,390	8,617
Distribution reinvestment plan (Note 5)		4,007	4,609	12,680	10,808
Cash distributions		(32,711)	(31,668)	(97,355)	(94,085)
Changes in non-cash financing working capital		(2,402)	(334)	(2,381)	(161)
		(208)	(24,329)	64,873	33,776
Foreign exchange loss on cash held in a foreign currency		419	(2,497)	(87)	(6,414)
Net change in cash and cash equivalents		(118,283)	(16,275)	35,419	(17,655)
Cash and cash equivalents, beginning of period		196,479	63,651	42,777	65,031
Cash and cash equivalents, end of period		$78,196	$47,376	$78,196	$47,376

Cash payments
Taxes		$12,549	$7,645	$35,343	$23,760
Interest		$7,390	$2,563	$14,206	$5,501

Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2006 and 2005, unaudited
(000’s except unit and per unit amounts)

1. BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2005. The interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2005 included in the Trust’s 2005 Annual Report.

2. INVESTMENTS AND ACQUISITIONS

Verenex Energy Inc. (“Verenex”)

On December 15, 2005, the Trust’s equity interest in Verenex Energy Inc. (“Verenex”) was reduced to 49% from 53% and the Trust was no longer considered to control Verenex. Effective December 15, 2005 the Trust discontinued consolidating the financial results of Verenex and has since accounted for the investment using the equity basis of accounting. Comparative figures have not been restated.

Glacier Energy Limited (“Glacier”)

On December 7, 2005, the Trust acquired the outstanding shares of Glacier that were not already owned by the Trust and, as a result, Glacier is now consolidated. Prior to December 7, 2005, the Trust accounted for its investment in Glacier using the equity basis of accounting. Goodwill of $19.8 million was recorded as part of the acquisition.

Australia Acquisition

On March 31, 2005, the Trust acquired $95 million of producing properties in Australia. Details are as follows:

Petroleum and natural gas assets and equipment	$113,840
Asset retirement obligation	(18,873)
94,967
Accounts payable and accrued liabilities	(4,649)
Cash paid	$90,318

Esso Rep Acquisition

On July 10, 2006, the Trust, through its France subsidiary acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation.  On July 12, 2006, the Trust acquired the remaining 10.114% interest in Esso Rep from another party resulting in an ownership interest of 100%.  As no significant transactions occurred affecting the results of operations or the fair value of assets acquired and liabilities assumed during the two day period between these two events, the acquisition has been accounted for using the purchase method of accounting with the allocation of the purchase price determined as at July 10, 2006.  Results of operations are included in the consolidated results from that date.  The aggregate purchase price exclusive of the acquired working capital deficiency was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million.  Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep.  The purchase price allocation has been determined as follows:

Capital assets	$256,320
Asset retirement obligation	(20,636)
Future income taxes	(66,239)
Cash	1,996
Working capital, excluding cash	(44,841)
Total consideration	$126,600

The share sale agreement related to the initial acquisition of the 89.886% interest in Esso Rep contains two separate provisions that may result in future payments to Esso SAF as follows:

1.
For titles and licenses owned by Esso Rep at the date of acquisition Esso SAF participates in 50% of the net price received after royalties and taxes between US$65.00 and US$85.00 per barrel from 2009 until 2011, inclusive.

The Trust has determined that any potential future payments under this provision would constitute additional consideration.  As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition.  If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

Subsequent to September 30, 2006 the Trust entered into a derivative transaction to economically offset a portion of potential future payments under this provision.  The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately half of the expected production subject to the related provision.  The total cost of this derivative transaction was $4.9 million.

2.
An annual royalty payment equal to 8.989% of revenue generated on potential production from certain undeveloped lands.  The Trust has determined that any potential future payments under this provision will be accounted for as an expense of the appropriate periods.

3.  ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $94.7 million as at September 30, 2006 (December 31, 2005 - $70.2 million) based on a total estimated future liability of $317.5 million (December 31, 2005 - $236.7 million). These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:

	Sept 30, 2006	December 31, 2005
Carrying amount, beginning of period	$70,214	$51,688
Increase in liabilities in the period	21,059	19,656
Disposition of liabilities in the period	(1,363)	(948)
Change in estimate	-	3,089
Accretion expense	4,588	4,935
Foreign exchange	222	(8,206)
Carrying amount, end of period	$94,720	$70,214

The Trust has set aside $46.6 million (2005 - $42.2 million) for the future payment of its estimated asset retirement obligations. During the nine months ended September 30, 2006, the Trust contributed $4.4 million (2005 - $21.9 million) to the reclamation fund, including earnings on the fund balance.

4. LONG-TERM DEBT

As at September 30, 2006 the Trust had an unsecured covenant based revolving credit facility in the amount of $500 million. The revolving period under the term loan is expected to expire in July 2007 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

5. UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units		(Restated Note 7)
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2004	60,707,660	$244,015
Distribution reinvestment plan	674,766	15,850
Issued on conversion of exchangeable shares	73,692	1,623
Transfer from contributed surplus on unit right exercise	-	4,178
Trust units issued for bonus plan	40,246	827
Unit rights exercised	1,011,850	8,320
Balance as at December 31, 2005	62,508,214	$274,813
Distribution reinvestment plan	414,089	12,680
Issued on conversion of exchangeable shares	212,045	6,523
Unit rights exercised and issuance of units on vesting of Trust Unit Award Plan grants	1,254,791	9,961
Transfer from contributed surplus on unit right exercise and vesting of Trust Unit Award Plan grants	-	8,142
Trust units issued for bonus plan	14,400	429
Balance as at September 30, 2006	64,403,539	$312,548

	Sept 30, 2006	December 31, 2005
Contributed Surplus
Opening balance	$14,566	$9,136
Unit compensation expense	14,779	13,199
Transfer to unitholders’ capital on unit option exercise and vesting of Trust Unit Award Plan grants	(8,142)	(4,178)
De-consolidation of Verenex (Note 2)	-	(3,591)
Ending balance	$21,203	$14,566

6. NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	Sept 30, 2006	December 31, 2005
Exchangeable Shares
Opening number of exchangeable shares	4,619,335	4,675,961
Exchanged for trust units	(151,451)	(56,626)
Ending balance	4,467,884	4,619,335
Ending exchange ratio	1.44484	1.37836
Trust units issuable upon conversion	6,455,378	6,367,107

Following is a summary of the non-controlling interest:
	Sept 30, 2006	December 31, 2005
Non-controlling interest, beginning of annual period	$38,760	$24,686
Reduction of book value for conversion to trust units	(1,294)	(325)
Current period net earnings attributable to non-controlling interest	11,673	14,399
Non-controlling interest, end of period	$49,139	$38,760

7. UNIT BASED COMPENSATION PLANS AND RESTATEMENT

Unit Rights Incentive Plan

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date. Future rights are expected to be issued only in limited circumstances as the unit rights incentive plan was replaced with a Trust Unit Incentive Award Plan in 2005. The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

Restatement of Unit Compensation Expense

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial asessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant.

Effective on January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan.

In the fourth quarter of 2005 however, it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan rather than the intrinsic value methodology. The Trust has therefore computed a fair value estimate of the rights at the respective dates of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value:

	2005	2004
Expected volatility	22.33%	22.33%
Risk-free interest rate	4.0%	4.0%
Expected life of option (years)	5.0	5.0
Fair value per option	$5.28	$4.16 - $5.52

The dividend yield is offset by the reducing strike price feature of the plan resulting in using a zero dividend yield in the option-pricing model. The unamortized fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. For the three and nine months ended September 30, 2006 stock based compensation expense of $0.5 million and $1.9 million was recognized, respectively (three and nine months ended September 30, 2005, $2.6 million and $8.4 million respectively, inclusive of expense related to Verenex Energy Inc. compensation plans). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.

The following table summarizes information about the Trust’s unit rights:

		Weighted
	Number of	Average Exercise
	Unit Rights	Price at Grant Date
Balance December 31, 2005	3,617,750	$13.81
Granted	-	-
Cancelled	(164,300)	17.72
Exercised	(1,099,942)	12.48
Balance September 30, 2006	2,353,508	$14.16

A summary of the plan as at September 30, 2006 is as follows:

Range of		Number of	Weighted Remaining		Number of
Exercise Price	Adjusted	Rights	Contractual Life		Rights
At Grant Date	Exercise Price	Outstanding	of Right (Years	)	Exercisable
$11.45	$3.97	1,312,075	1.33		1,312,075
$11.46 - $15.00	$4.15 - $7.69	137,100	1.69		134,133
$15.01 - $19.56	$9.40 - $13.95	904,333	2.92		520,911

Trust Unit Award Incentive Plan

In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the “Award Plan”) governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that will be designated as either a Restricted Time Based Award (“RTBA’s”) for which the number of awards is fixed or a Performance Based Award (“PBA’s”) for which the number of awards is variable.

Upon vesting, the grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA’s is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA’s originally granted. The vesting date for all restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 or 2006 is the grantee’s first year of service, will vest over three years.

The following table summarizes information about the Award Plan:

Number of Awards
Balance December 31, 2005	655,550
Granted	502,325
Vested	(76,775)
Cancelled	(130,100)
Balance September 30, 2006	951,000

Compensation expense of $2.8 milion and $12.9 million has been recorded for the three and nine months ended September 30, 2006 respectively ($0.9 million and $2.1 million for the three and nine month periods ended September 30, 2005 respectively).

Phantom Award Incentive Plan

In September 2006, the Board of Directors approved for certain employees not eligible to participate in the Award Plan, a new long-term incentive plan which provides for cash payments based on the market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Awards granted in 2006 will vest over three years.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $0.7 million has been recorded as general and administration expense for the three and nine months ended September 30, 2006 respectively.

8. PER UNIT AMOUNTS

Basic per unit calculations are based on the weighted average number of trust units outstanding. For the three and nine month periods ended September 30, 2006 respectively, diluted calculations include an additional 2,465,908 and 2,407,049 trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive and trust unit award plans (1,011,579 and 971,085 for the three and nine month periods ended September 30, 2005 respectively).

An additional 6.5 million units are included in the diluted calculations for the three and nine month periods ended September 30, 2006 related to outstanding exchangeable shares at the period end exchange ratio (6.3 million units for the three and nine month periods ended September 30, 2005).

The determination of diluted net earnings per unit was not affected by unit rights that would have been anti-dilutive as the respective exercise prices exceeded the average market price of the units. Net earnings attributable to the non-controlling interest exchangeable shares were added back to net earnings in calculating dilutive per unit amounts. The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

9. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its collars as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collars - WTI
Q3 2006	Costless	250	$60.10 - $80.00
Q4 2006	Costless	250	$61.20 - $80.00
Q4 2006	US$0.14/bbl	500	$65.00 - $90.00
Q4 2006	US$0.25/bbl	500	$63.70 - $90.00
Q1 2007	Costless	250	$58.00 - $83.85
Q1 2007	US$0.11/bbl	250	$65.00 - $90.00
Q1 2007	US$0.06/bbl	500	$70.00 - $90.00
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Puts
Mar-Dec	US$1.00/bbl	1,000	$54.10
Apr-Sep	US$0.75/bbl	250	$58.42
Q3 2006	US$0.75/bbl	500	$55.10
Q4 2006	US$0.86/bbl	500	$65.00
Collars - BRENT
2006	US$1.00/bbl	1,000	$53.00 - $67.70
Q3 2006	US$1.00/bbl	250	$52.00 - $68.50
Q3 2006	US$0.25/bbl	250	$58.00 - $72.10
Q3 2006	US$0.25/bbl	250	$58.00 - $72.20
Q4 2006	US$1.50/bbl	250	$53.00 - $69.80
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00

Risk Management: Foreign Exchange	US$	CDN$/US$
Costless Collars
Q3 2006	$3.0 million/mo	1.1600 - 1.1800
Q3 2006	$2.5 million/mo	1.1600 - 1.1800
Q4 2006	$2.2 million/mo	1.1550 - 1.1800
Q4 2006	$2.0 million/mo	1.1550 - 1.1810

Through January 1, 2004 the fair value of all outstanding derivative financial instruments that were not recorded as accounting hedges were recorded on the consolidated balance sheets with an offsetting amount to deferred charges. The deferred charge was recognized into revenue over the life of the associated contracts. The remaining deferred charge at January 1, 2005 was $4,718 and was recognized as a charge to revenue in that year.

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2006 to September 30, 2006 and the related total gain (loss) during the year:

	Fair Value	Total Gain (Loss )
Fair value of contracts, January 1, 2006	$783	$-
Change in fair value of contracts outstanding at September 30, 2006	489	489
Contract settlements realized during the period	-	(835)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$1,272	$(346)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to September 30, 2005:

	Fair Value	Total Gain (Loss )
Fair value of contracts, January 1, 2005	$(21,610)	$-
Change in fair value of contracts outstanding at September 30, 2005	9,324	9,324
Contract settlements realized during the period	-	(30,420)
Fair value of contracts entered into during the period	-	-
Fair value of contracts outstanding, end of period	$(12,286)	$(21,096)

The fair value amounts are recorded on the consolidated balance sheets as follows:

	Sept 30,	December 31,
	2006	2005
Fair value of derivative instruments
Current asset	$1,494	$1,166
Current liability	(222)	(383)
Total fair value of derivative instruments	$1,272	$783

10.  SEGMENTED INFORMATION

	Three Months Ended		Nine Months Ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2006	2005	2006	2005
Petroleum and natural gas revenues
Canada	$51,111	$63,615	$159,684	$171,235
France*	62,845	35,999	144,982	100,645
Netherlands	20,356	18,785	67,568	50,704
Australia*	32,989	31,478	90,116	53,368
	$167,301	$149,877	$462,350	$375,952
Net earnings
Canada	$3,572	$17,573	$14,447	$32,190
France*	27,833	10,808	62,612	34,897
Netherlands	5,329	7,851	23,037	21,497
Australia*	11,347	13,886	29,223	20,109
	$48,081	$50,118	$129,319	$108,693
Funds generated from operations
Canada	$23,113	$27,815	$82,299	$80,742
France*	42,236	22,097	93,871	55,495
Netherlands	12,182	13,246	36,755	31,249
Australia*	15,951	14,415	40,019	22,093
	$93,482	$77,573	$252,944	$189,579
Capital expenditures and acquisitions
Canada	$33,817	$14,115	$82,128	$33,144
France*	177,679	13,441	202,604	39,837
Netherlands	335	3,382	1,016	8,521
Australia*	2,110	743	3,801	95,746
	$213,941	$31,681	$289,549	$177,248

	Sept 30,	December 31,
	2006	2005
Identifiable assets:
Canada	$736,683	$588,462
France*	466,228	255,816
Netherlands	111,345	121,296
Australia*	148,173	146,165
	$1,462,429	$1,111,739
* Australia assets were acquired effective March 31, 2005 and France segmented information reflects the acquisition of Vermilion Emeraude Rep effective July 10, 2006.

11.  SUBSEQUENT EVENTS

On October 31, 2006, the Government of Canada proposed changes to the tax treatment of income trusts that would take effect in 2011. The Trust has not completed its assessment of the potential implications that these proposed changes may have.

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer;
or Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 698-8827
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com